April 1, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Ariba, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2009

Filed November 25, 2009

Form 10-Q for the Fiscal Year Ended December 31, 2009

Filed February 5, 2010

File No. 000-26299

Ladies and Gentlemen:

We are responding to the comments contained in the letter dated March 26, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) related to the above referenced filings. For your convenience, we have repeated each comment contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A. filed January 13, 2010)

Compensation Discussion and Analysis

Compensation Components, page 13

1.

In response to prior comment 10, you indicate that your compensation committee considers peer group data as a helpful reference point or data input, along with other information, in evaluating compensation decisions, and is not a material determinant of compensation practices. However, your disclosure on page 13 indicates that your committee makes adjustments, when setting base salary, to reflect competitive market levels of salary according to the peer group data; and that, in making equity awards, the committee “again targeted total direct compensation, at target, to be above the median to approximately the 75th percentile of the 2010 Peer Group.” Given these disclosures, it would appear that peer data comparison was material to the decision making process, and as such, a discussion of how it informed the compensation committee’s decision making appears to be appropriate. For instance, to the extent a named executive officer’s base salary was adjusted, even in part, as a result of the peer data analysis, this should be discussed. Alternatively, if the compensation committee concluded that the peer data analysis fully supported its base salary determinations, a discussion to that effect would also provide investors with a clearer understanding of how the compensation committee determined the amount of base salary to pay. This comment applies to your discussion of any other elements of compensation where peer data informed the compensation committee’s decision making.

Response:

As discussed with Maryse Mills-Apenteng, Special Counsel, United States Securities and Exchange Commission, on Monday, March 29, 2010, the Company’s response to prior comment 10 in its response letter dated February 25, 2010, was intended to communicate that, while peer group data was considered by the Compensation Committee of the Board of Directors along with other information in evaluating its compensation decisions for fiscal year 2010, peer group compensation benchmark data was not used to dictate actual compensation levels. As further discussed with Ms. Mills-Apenteng, if in future years peer group compensation benchmark data is a material factor in executive compensation decisions by the Compensation Committee, the Company’s proxy statement will explain how individual executive officers compare against compensation percentile levels at peer group companies and also explain, if applicable, why individual compensation decisions differ from proposed target percentiles.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

Item 1. Financial Statements

Note 5. Stockholders’ Equity

Stock-Based Compensation Plans, page 18

2.	Clarify whether the holders of nonvested restricted common stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Response:

The Company confirms that the holders of nonvested restricted common stock do not have nonforfeitable rights to dividends or dividend equivalents. Specifically, the Company’s restricted stock awards do not convey any rights to dividends until such time as the shares vest and are issued to the awardee. In this regard, the Company does not consider these awards to be participating securities that should be included in its computation of earnings per share under the two-class method.

* * * * *

We would appreciate the Staff’s confirmation by telephone that we have provided an adequate response to the Staff’s comments. If you should have any comments or requests for information, please direct them to me. You can reach me at 11625 Rainwater Drive, Alpharetta, GA 30004 or you can contact by phone number (678) 336-2770 or by fax at (678) 336-2920.

Very truly yours,

Ariba, Inc.

/s/ Ahmed Rubaie
Ahmed Rubaie
Chief Financial Officer

cc:	Chris Cavanaugh, VP & Corporate Controller

Lynette Horrell, Ernst & Young LLP

David Middler, General Counsel

Brooks Stough, Esq., Gunderson Dettmer